Exhibit 20

TAYLOR DEVICES, INC.
2004 ANNUAL REPORT

President's Letter

Dear Shareholder,

Taylor Devices' 2004 fiscal year was greatly influenced by continued stagnation in the Western U.S. construction markets, particularly in the State of California.  The Company's sales of earthquake protection products are linked closely with new building and bridge projects and a high percentage of these come from Western U.S. regions with high seismic risk.  The economy in California has been doing poorly over the past two years, reducing the number of new construction projects.  Even with economic recovery apparently in process, building and infrastructure improvement projects are relatively slow-moving compared to goods and services produced in other market sectors.  Thus, a significant portion of Taylor Devices' productive capacity is geared for projects that usually lag behind the rest of the economy during recovery from a recessionary period.

Sales for the fiscal year ending May 31, 2004, were $13,021,402, compared with $13,872,315 in 2003.  Profitable third and fourth quarters were unable to offset losses in the first and second quarters.  The result was a $58,621 net loss for the year, compared with a $350,943 net profit in 2003.

In general, aerospace and military sales for 2004 remained stable, although the product mix has shifted toward items to sustain U.S. Military activity in the Middle East.  This is reflective of the U.S. Defense Budget's structure at this time.  Funding has increased for current-production military hardware and spares, coupled with a slowing of support for long-term research and development programs using the Company's products.  Taylor Devices has received initial funding for several brand new aerospace and military programs during 2004.  Some of these are expected to reach full scale production at substantial levels over the next few years.  In nearly all cases these new programs will replace existing systems that date back to the 1991 Gulf War and earlier.

Other than in California, the Company's earthquake protection product volume remained stable. In Asia, Taylor Devices had continued success in a very competitive arena.  One of the difficulties the Company must face on off-shore projects is foreign contract clauses related to quality control and inspection.  Taylor Devices has traditionally met U.S. Government quality standards plus rigid NASA specifications for spacecraft hardware.  Unfortunately these standards are relatively unknown outside of North America.  To address this issue, the Company has elected to pursue a formal, independent audit certification to International Standards Organization Specification ISO 9001:2000.  This quality certification is uniformly accepted world-wide and is currently being pursued by many U.S. businesses with international sales.  Our intent is to obtain ISO certification not just for our production parts system, but also for all of Taylor Devices design, manufacturing, testing, and repair activities.  The Company began efforts towards ISO certification early in 2004 with an estimated completion date by October 2004.

This year's Annual Report features two Seismic Damper projects, one in Oregon and one in Taiwan.  The seismic damper retrofit of the Smith Memorial Building at Portland State University is an elegant example of a so-called "in situ" retrofit, where the building remained open for full occupancy during the retrofit.  Most of the 118 Taylor Dampers installed are either completely exposed or neatly integrated as a visible improvement to the building structure.  All of the construction work took place with minimum impact on the occupants.

In Taiwan, moving people in and out of the busy city of Taipei on a daily basis was beyond the capability of the existing highways.  To solve this problem, a high-speed rail system is being constructed and Taylor Devices is playing an important role in providing critical seismic protection near the train stations.  In order to qualify for producing these dampers the Government of Taiwan required that the Company successfully perform a one-million cycle long term life cycle test on a full-sized product.  This arduous long-term test was completed with excellent performance from our damper.

Taylor Devices remains poised for growth, but must wait for a resurgence in sales of our building and bridge construction products.  In the interim, Company Management is controlling costs while expediting marketing and sales efforts.

Sincerely,
TAYLOR DEVICES, INC.

/s/ Douglas P. Taylor
Douglas P. Taylor
President

Status Report From The Vice President
Richard G. Hill
Vice President

Manufacturing in America today is changing.  Continuous improvement in manufacturing has long been recognized as one the strongest tools to stay competitive in the world market.  This applies to Taylor Devices.  Many of our products compete with overseas manufacturers and our ability to improve our product and how we manufacture it has allowed us to stay competitive.

Change is always the key.  In the last year Taylor Devices began implementing an ISO 9001:2000 Quality System.  ISO 9001:2000, being a business process system, has affected all departments at the Company.   Although the stringent Quality system at Taylor Devices was generally unchanged, ISO 9001:2000 added improvements from all other sections of the Company, the end result being reduced costs and an improvement in the Company's ability to support our customers.  The system is a true team effort, and brings all departments together as part of the certification progresses.

There are changes occurring in process and plant layout at Taylor Devices.  New equipment has been added with the specific goal of improving our profitability.  Our grinding department has reduced our cost and greatly improved the repeatability of the work done, thus improving the cost and quality of the product.

Changes have also been instituted in our assembly departments. The Small Products Assembly area was doubled.  This was done in response to the demand for military products that was seen in the last year.  The additional area and equipment has improved the volume and reduced the cost of the work done in that department.  Our Seismic Assembly area was also expanded when a change to plant layout allowed for the consolidation of large test equipment.  The consolidation also expanded the capabilities of the test department while freeing space used in the assembly of the Seismic Product line.

Programs have also been put in place to investigate the possibility of automating some of the processes we presently execute as part of the standard products produced.  The superfinishing process that is successfully used in large products went through an upgrade to semi-automatic equipment five years ago.  That technology and others show potential for application to our higher volume small products.  This would be a future change to improve the cost and quality of the products.

Changes will always be a part of the improvement process, and at Taylor Devices we are committed to continually improve our activities to meet our customer needs.

Status Report From The Chief Financial Officer
Mark V. McDonough
Chief Financial Officer

2004 was a disappointing year for Taylor Devices, Inc.  Sales for the year are six percent less than last years level.  A significant portion of this year's sales were very competitively bid.  As a result, our gross profit in 2004 is $1.4 million below that of 2003.  Selling, general and administrative expenses in 2004 are almost 14% lower than in 2003 and are also lower as a percentage of sales.  The Company had a $28,000 loss from operations for the year versus the 2003 operating income of $787,000.  This led to a net loss of almost $59,000 in 2004 as compared to 2003's net income of almost $351,000.

Most of the seismic and other long-term projects that were very competitively bid were started in prior years and completed in the first half of fiscal 2004.  As these lower margin projects were replaced by more profitable ones, the operating income improved.  In the first half of the year, the Company had sales of $6.3 million and an operating loss of $550,000.  In the second half of the year, the sales were only slightly better at $6.7 million but the operating income line improved significantly to $522,000 profit.

While we are eager to see positive movement in the building and infrastructure improvement markets, we are optimistic that the projects now in process as well as those in our backlog will help improve our profitability for fiscal 2005.  In 2005, management is carefully monitoring the operating expenses in relation to the sales volume and gross margin to ensure that they stay in line.

In 2004 we were able to cut our interest expense to half of 2003's by reducing inventory, collecting on our receivables and paying down our debt.  Inventory levels have been reduced, vendor relations have improved and suppliers have been changed, where necessary, to ensure the timely supply of quality materials to build our products.  Whenever economically feasible, we have re-worked older, existing components in inventory to active parts for current production.

Our marketing efforts for building and infrastructure projects in the United States and abroad have intensified as we anticipate more action in these sectors following the improvements in the economy.  We will continue to control our costs, in the meantime, in our determined efforts to grow profitably.

Increased regulatory requirements following the passage of the Sarbanes-Oxley Act call for improved controls and disclosure to ensure accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.  We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them.

Aerospace/Defense Products Report
John R. Mayfield
Aerospace/Defense Products Division

Product shipments for the defense sector during FY 2004 were satisfactory, but did not show a noticeable improvement over the previous year.  Profitability was somewhat improved due to the transition from development stage to low-rate initial production for many of our products.

During the last quarter of FY 2004, substantial orders were received for shock mitigation systems to protect navigation systems used on naval surface ships and submarines.  We also initiated preliminary development work on a new commercial application that will use variants of military grade products already in use.  This program holds considerable promise for the future assuming successful operational tests.

Other product lines previously developed were produced in quantity for the protection of sensitive military electronic systems.  These applications have been most successful during the last decade and should continue for the foreseeable future.

Operational results for the U.S. Navy Mk V SOC (Special Operations Craft) high-speed boat seat dampers were excellent and resulted in a large order to retrofit other Mk V vessels with the Taylor-STIDD Dampers.  The success of this application has created much interest by other branches of the military and should result in other applications of this proven technology on other ships and land-based vehicles.

The M777 Lightweight Howitzer Program continues in final development and the initial low-rate production run of 94 systems is almost complete.  We have two applications on this artillery system and future production opportunities are very promising.  The military need for the weapon is very strong since it is not only accurate, but also lightweight and transportable by helicopter and small transport aircraft.

The initial production order for the Mk 27 Advanced Grenade Launcher was completed and we anticipate another contract very soon for delivery in FY 2005.  This could be a long-term program for Taylor Devices as the weapon gains acceptance with its users.

We still design and produce sophisticated shock mitigation systems for protection from missile and aircraft attacks.  This market has been a natural for our expertise and will continue to grow in the future.  These systems will be installed on land, sea and airborne platforms that give us a very large potential market to serve.

Our products and supporting services have proved successful for many demanding applications and are the culmination of superb analytical and product engineering capabilities.  Although the defense industry will always be affected by the ever-changing political climate, it will remain a promising but demanding marketplace.  We look forward to continuing our successful participation in our national defense.

Industrial Products Report
Robert Schneider
Craig Winters
Industrial Products Division

Although the economy as a whole has shown signs of improvement, the construction industry continues to be somewhat stagnant but has started to show signs of improvement toward the end of FY04 and into FY05. Our ability to find niche markets and new applications that require specialized devices allows us to continue to obtain new orders and stay a step ahead of increasing pressure from international competition.  It is this ability to suit the customer's needs that gives us a superior advantage in the world market today as well as in the past.

During FY04, our line of shock absorbers used to protect large cranes in steel mills saw increased activity as the demand for steel surged. Many of the steel mills that went bankrupt or remained idle over the last few years are now being put back into service. When these mills are reactivated, the equipment must receive the service that was neglected for many years as the mills tried to reduce cost to compete with low-priced foreign steel that was flooding the market. Now that the price of steel has increased to levels where the mills can once again be profitable, more orders for new equipment are being released.

Some of the significant building projects acquired during FY04 include the East Bay Municipalities Utilities District Administration Building, Vacaville Police Station, Academic Information Resources Center at the California State University at Sacramento, Nordstrom South Coast Plaza Seismic Retrofit and two school buildings, all located within California.  In Taiwan, three large residential buildings in Taipei and two semiconductor chip manufacturing buildings in Hsin Chu City (the "Silicon Valley" of Taiwan) are all active, on-going earthquake damper projects.  Also, the Dos Torres Project (two 34-story buildings in Mexico) utilizes our viscous dampers for protection against the large earthquakes that occur in the Mexico City area.

FY04 bridge projects include large Lock-up Devices for the Allahabad Bypass Bridge in India and dampers to reduce cable vibrations on the Veteran's Memorial Bridge in Texas and the Pomeroy Mason Bridge in Ohio.

Numerous prospective new and retrofit construction projects emerging throughout the world provide a strong base for our FY05 expectations.

Corporate Data

OFFICERS AND DIRECTORS
Douglas P. Taylor, President and Director
Richard G. Hill, Vice President and Director
Joseph P. Gastel, Secretary and Director
Donald B. Hofmar, Director
Randall L. Clark, Director
Mark V. McDonough, Chief Financial Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Lumsden & McCormick, LLP
403 Main Street
Suite 430
Buffalo, NY 14203

GENERAL COUNSEL
Hiscock and Barclay, LLP
1100 M&T Center
3 Fountain Plaza
Buffalo, NY 14203-1486

MANAGERS
Dennis Lis, Purchasing Manager
Alan Klembczyk, Chief Engineer
John Metzger, Special Projects Manager
James Dragonette, Quality Assurance Manager
Greg Hanson, Machine Shop Supervisor
Lorrie Battaglia, Human Resource Manager

TRANSFER AGENT AND REGISTRAR
Taylor Devices, Inc.
90 Taylor Drive
P.O. Box 748
North Tonawanda, NY 14120-0748
716-694-0800
Attention: Kathleen Nicosia

A copy of the financial report on form 10-KSB can be obtained free of charge by written request to the attention of Kathleen Nicosia, IR, at the Company's address indicated above. Exhibits to the reports on 10-KSB can be obtained for a postage and handling fee.

Market Information

The Company's Common Stock trades on the Small Cap Market tier of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The high and low market prices noted below for the quarters of FY04 and FY03 are obtained from NASDAQ.

Fiscal 2004

Fiscal 2003

	High	Low	High	Low
First Quarter	3.190	2.250	4.600	2.650
Second Quarter	2.940	2.300	2.940	2.000
Third Quarter	2.900	2.350	3.050	2.300
Fourth Quarter	3.490	2.100	2.750	2.050

As of May 31, 2004, the number of issued and outstanding shares was 2,994,561 and the approximate number of record holders of the Company's Common Stock was 1,004.  Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000.  No cash or stock dividends have been declared during FY04.

 Taylor Devices, Inc. is an electronic filer.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding its issuers that file electronically with the SEC (http://www.sec.gov).

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 5, 2004 at 10:00 a.m.  This year's meeting will be held at the Holiday Inn, 1881 Niagara Falls Boulevard, Amherst, New York.  Shareholders desiring accommodations may call the Holiday Inn at 716-691-8181.

Board Of Directors And Executive Officers

DOUGLAS P. TAYLOR
Board Member and President
Taylor Devices, Inc.

Mr. Taylor holds a B.S. degree in Mechanical Engineering from the State University of New York at Buffalo, awarded in 1971.  He has been employed by Taylor Devices, Inc. since 1971, and was appointed President in April 1991.  Mr. Taylor is also President of Tayco Developments, Inc., an affiliate of Taylor Devices, where he has been employed since 1966.  He is inventor or co-inventor on 29 U.S. patents in the fields of energy management, hydraulics and shock isolation.  Mr. Taylor is widely published within the shock and vibration community.  His technical papers have been published by the American Society of Civil Engineers, the Applied Technology Council, the Association of Iron and Steel Engineers, the Journal of Shock and Vibration, the National Fluid Power Foundation, the National Science Foundation, the New York State Science and Technology Foundation, the Shock and Vibration Symposium, the Society of Automotive Engineers, the U.S. Air Force and the U.S. Marine Corps.   Since 1988, Mr. Taylor has hosted internship programs for engineering students, affiliated as an industrial sponsor with the State University of New York at Buffalo, the Erie County State of New York Board of Co-operative Educational Services, and the North Tonawanda, New York Public School System.  Since 1991, Mr. Taylor has participated in research projects in the field of earthquake protection, in association with the University at Buffalo's Civil Engineering Department and the Multidisciplinary Center for Earthquake Engineering Research.  As a result of this research, military technology from the Cold War era is now being used worldwide for seismic and high wind protection of commercial building and bridge structures.  In 1994, Mr. Taylor was named to the American Society of Civil Engineers' Subcommittee on the Seismic Performance of Bridges.  In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program.  In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government's Small Business Innovation Research Program.   In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering.  Mr. Taylor is also a founding member of the International Association on Structural Control.

JOSEPH P. GASTEL
Board Member and Secretary
Taylor Devices, Inc.

Mr. Gastel was granted a B.S. degree in Mechanical Engineering with Distinction in 1949 from the University of Rochester, where has was elected to the Tau Beta Pi Honorary Engineering Fraternity.  He also holds a Juris Doctor degree from Georgetown University, where he served on the staff of the law journal.  Mr. Gastel has been a member of the Board of Directors of both Tayco Developments, Inc. and Taylor Devices, Inc. since 1984 and has also been Secretary of both of these corporations from that date.  Mr. Gastel has been patent counsel for Tayco Developments, Inc. since 1972 and has obtained 46 U.S. patents and numerous foreign patents for Tayco Developments, many of which are utilized by Taylor Devices.  He was previously employed as a patent examiner in the United States Patent and Trademark Office and as a patent solicitor for the U.S. Navy.  He was also law clerk to Federal Judge Noble L. Johnson of the United States Court of Customs and Patent Appeals in Washington, DC.  Mr. Gastel also served as a staff patent attorney at Carrier Corporation in Syracuse and thereafter was house patent counsel to Trico Products Corporation in Buffalo, New York before opening his own office for the practice of patent and trademark law.  Mr. Gastel is admitted to the Bars of the District of Columbia and New York State and is also admitted to practice before the U.S. Patent and Trademark Office.

RANDALL L. CLARK
Board Member
Taylor Devices, Inc.

Mr. Clark holds a B.A. degree from the University of Pennsylvania, and earned his M.B.A. from the Wharton School of Finance and Commerce.  He is and has been the Chairman of Dunn Tire Corporation of Western New York since 1996.  From 1992 to 1996, Mr. Clark was Executive Vice President and Chief Operating Officer of Pratt & Lambert, until it was bought by Sherwin Williams.

Mr. Clark has been employed in the tire industry for many years.  He was named President of the Dunlop Tire Corporation in 1980, was appointed to the Board of Directors in 1983, and named President and Chief Executive Officer in 1984.  He was one of seven chief executives of operating companies appointed to the Group Management Board of Dunlop Holdings, plc., and was Chairman of the Board and Chief Executive Officer of Dunlop Tire Corporation in North America from 1985 to 1991.

From 1977 to 1980, Mr. Clark was Vice President of Marketing for the Dunlop Tire Division.  From 1973 to 1977, he was employed by Dunlop as Director of Marketing at the company's Buffalo, NY headquarters.  From 1968 to 1973, Mr. Clark was employed by the B.F. Goodrich Company.

Mr. Clark is currently a Director of Computer Task Group, Merchants Mutual Insurance Company  and HSBC-WNY.  He is the past President of the International Trade Council of Western New York, Chairman of the Buffalo Niagara Enterprise, a Director of the Buffalo Niagara Partnership and the Amherst Industrial Development Agency.  He serves on the Board of Trustees of the Multiple Sclerosis Society, and is Chairman of AAA of Western and Central New York.  Mr. Clark was recently appointed by Governor George Pataki to serve on the Council for the State University of New York at Buffalo.

RICHARD G. HILL
Board Member and Vice President
Taylor Devices, Inc.

Mr. Hill holds a B.S. degree in Electrical Engineering from the Rochester Institute of Technology, awarded in 1973.  In November 1991, Mr. Hill was appointed Vice President of Taylor Devices, Inc. by the Board of Directors.  He had been employed previously by Taylor Devices, Inc. since 1978 as Vice President of Production.  In addition, he has held key project management positions with the Company on major aerospace and defense contracts.  In April of 1991, Mr. Hill was appointed to the Board of Directors of Taylor Devices, Inc.  From 1973 to 1978, Mr. Hill was employed by the Alliance Tool and Die Company of Rochester, New York as a Project Leader and Design Engineer.  From 1970 to 1973, he was employed by the same firm as an Engineer in Training, through a co-op program with the Rochester Institute of Technology.

Mr. Hill has served on the Founding Board of Directors of the Center for Competitiveness of the Niagara Region and the Advisory Board to The Center for Industrial Effectiveness.  Mr. Hill also served as Chairman for the Manufacturers Council of the Buffalo Niagara Partnership, and also served on the State University of New York at Buffalo's UB Business Alliance Advisory Board, as well as holding the seat as Secretary.

DONALD B. HOFMAR
Board Member
Taylor Devices, Inc.

Mr. Hofmar holds a B.A. degree from the State University of New York at Buffalo, awarded in 1951.  He is currently the President of Bell-Mar, Inc. of Buffalo, New York, where he has been employed since 1965.  Bell-Mar, Inc. is a senior sales contractor for the Thomas Publishing Company, publishers of the Thomas Register.

Mr. Hofmar is a past President of the American Marketing Association and was formerly a Board Member of St. John's Lutheran Home, Gustavus Adolphis Boys' Home, the Glar-Ban Corporation, the William B. Pearce Corporation and Goodspeed Systems, Inc.  He is also the founder of the University of Buffalo Athletic Hall of Fame.  He is a member and Chairman of the Amherst Board of Ethics.

MARK V. MCDONOUGH
Chief Financial Officer
Taylor Devices, Inc.

Mr. McDonough, who joined Taylor Devices in June 2003, is a Certified Public Accountant in New York State and holds a BBA degree from Niagara University, awarded in 1982.  He has been in financial management with various Western New York manufacturing organizations for the past fourteen years.  His background in international operations coupled with experience in implementing systems of internal controls should prove most valuable to the Company as it continues to grow.  From 1986 to 1989 he was an auditor with the Buffalo office of Ernst & Young, LLP.

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

          TAYLOR DEVICES, INC.

    May 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATION

  and

     FINANCIAL STATEMENTS

 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A summary of the period to period changes in the principal items included in the consolidated statements of income is shown below:

Comparison of the years ended
May 31, 2004 and 2003
Increase / (Decrease)
Sales, net	$(851,000)
Cost of goods sold	$586,000
Selling, general and administrative expenses	$(622,000)
Other expense	$190,000
Income (loss) before provision for income taxes, equity in net
income of affiliate and minority stockholder's interest	$(626,000)
Provision (benefit) for income taxes	$(214,000)
Net income (loss)	$(410,000)

Sales under certain fixed-price contracts, requiring substantial performance over several periods prior to commencement of deliveries, are accounted for under the percentage-of-completion method of accounting whereby revenues are recognized based on estimates of completion prepared on a ratio of cost to total estimated cost basis.  Costs include all material and direct and indirect charges related to specific contracts.

Adjustments to cost estimates are made periodically, and any losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.  However, any profits expected on contracts in progress are recognized over the life of the contract.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred on uncompleted contracts.  The asset, "costs and estimated earnings in excess of billings,"represents revenues recognized in excess of amounts billed.  The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

For the year ended May 31, 2004  (All figures being discussed are for the year ended May 31, 2004 as compared to the year ended May 31, 2003.)

	Year Ended		Change
	May 31, 2004	May 31, 2003	Increase / (Decrease)	Percent Change
Net Revenue	$ 13,021,000	$ 13,872,000	$ (851,000)	-6%
Cost of sales	9,155,000	8,569,000	586,000	7%
Gross profit	$ 3,866,000	$ 5,303,000	$ (1,437,000)	-27%
... as a percentage of net revenues	30%	38%

The Company's consolidated results of operations showed a 6% decrease in net revenues with a decrease in net income from $351,000 to a net loss of $59,000. Gross profit decreased by 27%.  The gross profit as a percentage of net revenues for the year was 30% as compared to 38% for the prior year. Gross margin for the prior year benefited from the final shipment or near closeout of several large orders that had been taken into revenue on a progress bill and estimated cost basis.  The final closeout costs or revised estimates for these orders were more favorable than had been anticipated at the beginning of that period.  The product mix in the current period includes a reduced percentage of highly engineered aerospace products and increased percentage of very competitively bid construction projects that, when combined, results in a reduced gross margin.  This trend has started to reverse, however, as the Company has shown improvements in the gross margins of long-term contracts each quarter during the past year.  As a percentage of sales, the gross margin on long-term contracts has increased from 8% in the first quarter to 21% in the second quarter to 34% in the third quarter to 47% in the fourth quarter.

Certain long-term construction projects in Asia, which were very competitively bid, have been completed during the year ended May 31, 2004.  The weaker U.S. dollar is expected to help make our products more competitive in foreign markets.  Management is optimistic that these improved gross margins will continue based on the make-up of the current backlog which indicates future aerospace sales increasing and improved profit margin on design / build bridge and building construction projects.  The Company continues to reduce spending on the overhead portion of cost-of-sales, as the level of sales has decreased, in its effort to improve profitability.
Selling, General and Administrative Expenses
	Year Ended		Change
	May 31, 2004	May 31, 2003	Increase / (Decrease)	Percent Change
Outside Commissions	$ 991,000	$ 1,460,000	$ (469,000)	-32%
Royalties	322,000	125,000	197,000	158%
Other SG&A	2,581,000	2,931,000	(350,000)	-12%
Total SG&A	$ 3,894,000	$ 4,516,000	$ (622,000)	-14%
... as a percentage of net revenues	30%	33%

Selling, general and administrative expenses decreased by approximately 14% from the prior year primarily due to lower levels of commission expense, which is directly related to the level of sales for the period.  In addition, a couple of long-term projects last year included higher than average commission expense that did not repeat this year.  There was $102,000 of bad debt expense last year that did not repeat this year.  These reductions, combined with a 31% decrease in advertising and promotion expenses contributed to the savings over the prior year.  Included in the overall 14% decrease in selling, general and administrative expense is an increase in royalty expense of $197,000.  The royalty expense increase is directly related to the increase in the sales of products manufactured by the Company under agreement with affiliate Tayco Development, Inc., which owns the patents on the technology utilized in the products.

The above factors resulted in an operating loss of $28,000 for the year ended May 31, 2004 as compared to operating income of $787,000 in the prior year.

Interest expense decreased by approximately 52% from the prior year due to a combination of lower interest rates on the Company's variable long-term and short-term debt along with a lower level of use of the Company's operating line of credit.   The line of credit is used primarily to fund the production of larger projects that do not allow for advance payments or progress payments.  Included in interest expense is interest of $26,300 charged by Developments for non-current liabilities.  The interest was calculated using the average balance owed to Developments during each fiscal quarter at a rate equal to the prevailing prime rate less .25%.  Subsequent to May 31, 2004, the Company issued an unsecured promissory note payable to Developments for $775,716, the outstanding balance at May 31, 2004.  Interest, at 5% per year, is payable monthly through June, 2005 when any unpaid principal is due.

Other miscellaneous income of $62,000 in the year ended May 31, 2004 is primarily the excess of proceeds from the life insurance policies on the Company's founder, Paul H. Taylor, over the net of the cash surrender value of the policies and loans against the policies.

Capital Resources, Line of Credit and Long-Term Debt

The Company's primary liquidity relates to the working capital needs.  These are primarily inventory, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, accrued commissions, billings in excess of costs and estimated earnings, and debt service.  The Company's primary sources of liquidity have been from operations and from bank financing.

Capital expenditures for the year ended May 31, 2004 were $95,000 compared to $97,000 in the prior year.  There are no material commitments for capital expenditures as of May 31, 2004.

The Company has a $7,500,000 line of credit on which there is a $144,000 balance outstanding as of May 31, 2004.  This is down from the $4,329,000 balance outstanding as of May 31, 2003.  The significant reduction in the outstanding balance of the line of credit is the result of collection of receivables on large, long-term projects that completed earlier in the year.  The outstanding balance on the line of credit will fluctuate as the Company's various long-term projects progress.

Principal maturities of long-term debt for the subsequent five years are as follows: 2005 - $220,000; 2006 - $231,000; 2007 - $241,000; 2008 - $232,000; and 2009 - $138,000.

Inventory and Maintenance Inventory
	May 31, 2004		May 31, 2003		Decrease
Raw materials	$ 291,000		$ 315,000		$ (24,000)	-8%
Work in process	3,946,000		3,970,000		(24,000)	-1%
Finished goods	324,000		509,000		(185,000)	-36%
Inventory	4,561,000	91%	4,794,000	89%	(233,000)	-5%
Maintenance inventory	465,000	9%	571,000	11%	(106,000)	-19%
Total	$5,026,000	100%	$ 5,365,000	100%	$ (339,000)	-6%

Inventory turnover	1.8		1.6

Inventory, at $4,561,000 as of May 31, 2004, is lower by approximately 5% over the prior year-end.  Of this, approximately 87% is work in process, 7% is finished goods, and 6% is raw materials.

Maintenance and other inventory represent stock that is estimated to have a product life cycle in excess of twelve months.  This stock represents certain items that the Company is required to maintain for service of products sold and items that are generally subject to spontaneous ordering.

This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence.  Management of the Company has recorded an allowance for potential inventory obsolescence. The provision for inventory obsolescence was $180,000 for the year ended May 31, 2004 as it was for the same period last year. However, management has started to rework slow-moving inventory, where applicable, to convert it to product to be used on customer orders.

Accounts Receivable, Costs and Estimated Earnings in Excess of Billings,
and Billings in Excess of Costs and Estimated Earnings
	May 31, 2004	May 31, 2003	Decrease
Accounts receivable	$ 1,440,000	$ 4,220,000	$(2,780,000)	-66%
Costs and estimated earnings in excess of billings	1,538,000	3,866,000	(2,328,000)	-60%
Less: Billings in excess of costs and estimated earnings	-	160,000	(160,000)	-100%
Net	$ 2,978,000	$ 7,926,000	$(4,948,000)	-62%

The Company combines the totals of accounts receivable, the asset "costs and estimated earnings in excess of billings", and the liability, "billings in excess of costs and estimated earnings", to determine how much cash the Company will eventually realize from revenue recorded to date.  As the accounts receivable figure rises in relation to the other two figures, the Company can anticipate increased cash receipts within the ensuing 30-60 days.

Accounts receivable of $1,440,000 as of May 31, 2004 includes approximately $316,000 of amounts retained by customers on long-term construction projects. The decrease in accounts receivable over the prior year-end by approximately $2,780,000 is due to the final collection of receivables on certain long-term projects.  The Company expects to collect all of these amounts, including the retainage, during the next twelve months.

As noted above, the current asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed.  Whenever possible, the Company negotiates a provision in its sales contracts to allow the Company to bill, and collect from the customer, payments in advance of shipments.  Unfortunately, provisions such as this are often not possible in certain governmental contracts and contracts with foreign customers.  The $1,538,000 balance in this account at May 31, 2004 is a 60% decrease from the prior year-end.  This decrease results from increased billings to the customers as many of the long-term projects have completed or are at an advanced stage of completion at May 31, 2004.  The Company expects to bill the entire amount during the next twelve months.

As noted above, the current liability, "billings in excess of costs and estimated earnings", represents billings to customers in excess of revenues recognized.  The zero balance in this account at May 31, 2004 is a decrease from the $160,000 balance at the end of the prior year.

The Company's backlog of sales orders at May 31, 2004 is $6.5 million, down from the backlog at the end of the prior year of $9.2 million.  $1.2 million of the current backlog is on projects already in progress. $3.2 million of the May 31, 2003 backlog was on projects already in progress at that date. $0.9 million of the current backlog is for a long-term project that was also included in the backlog at May 31, 2003.  Work on this project has not started as the customer has not obtained the necessary letter of credit to assure payment for the project.  Subsequent to May 31, 2003, $0.4 million of the prior year-end backlog was assigned by the Company to one of its vendors located closer to the customer's location.  The Company will receive a commission under this arrangement and has reduced the backlog accordingly.  Management does not feel that the decrease in the level of the backlog of sales orders is a cause for concern because the Company has submitted several bids, that are still pending, to work on long-term construction projects around the world and if the Company is successful in its efforts to win the bids, it will have a positive impact on the sales order backlog.

Accounts payable, at $904,000 as of May 31, 2004, is approximately $465,000 less than the prior year-end.  This reduction is primarily due to three factors: 1) less purchasing volume - due to lower sales volume; 2) increased efforts to cut costs; and 3) increased emphasis on taking advantage of early payment discounts negotiated with suppliers.

Commission expense on applicable sales orders is recognized at the time revenue is recognized.  The commission is paid following receipt of payment from the customers.  Accrued commissions as of May 31, 2004 are $488,000.  This is approximately $1,145,000 lower than the prior year-end.  As our accounts receivable has decreased, so too has the accrued commission.  The Company expects the current accrued amount to be paid during the next twelve months.

Other accrued expenses dropped by 55% from the prior year-end to $390,000.  This was primarily due to our annual California sales tax remittance in the current year.  The Company collected $559,000 of California sales tax during calendar year 2003 that was remitted to the State of California in January 2004.  These taxes were mostly from two significant California projects that were completed during the year.

The Company's payable to Developments increased by $214,000 over the prior year-end.

Goodwill represents the excess of purchase price paid over fair value of net assets acquired.  In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", the Company stopped amortizing goodwill effective June 1, 2002. The Company assesses for the potential impairment of goodwill at least annually by determining whether its carrying amount exceeds its implied fair value.  The Company completed its assessment of goodwill for the year ended May 31, 2004 and determined that an impairment charge was not warranted.

During the year ended May 31, 2004, the Company purchased 4,600 shares of its common stock via the Share Repurchase Program authorized by the Board of Directors.  From time to time, subject to market price, the Company expects to continue reacquiring shares.

Management believes that the Company's cash flows from operations and borrowing capacity under the bank line of credit will be sufficient to fund ongoing operations, capital improvements and share repurchases for the next twelve months.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of
Taylor Devices Inc.

Gentlemen:

We hereby consent to the incorporation by reference in this Annual Report on Form 10-KSB (Commission File Number 0-3498) of Taylor Devices Inc. of our report dated August 4, 2004, included in the May 31, 2004 Annual Report of Stockholders of Taylor Devices, Inc.

/s/ Lumsden & McCormick, LLP
LUMSDEN & McCORMICK, LLP
Buffalo, New York
August 4, 2004

TAYLOR DEVICES INC.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Taylor Devices, Inc.

We have audited the accompanying consolidated balance sheets of Taylor Devices, Inc. and Subsidiary as of May 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Devices, Inc. and Subsidiary as of May 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lumsden & McCormick, LLP
Buffalo, New York
August 4, 2004

TAYLOR DEVICES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

May 31,	2004	2003

Assets
Current assets:
Cash and cash equivalents	$ 88,390	$ 417,166
Short-term investments	-	265,720
Restricted funds held by Trustee (Note 9)	25,265	21,476
Accounts receivable, net (Note 2)	1,440,054	4,219,972
Inventory (Note 3)	4,560,755	4,794,308
Prepaid expenses	58,866	23,669
Prepaid income taxes	145,221	-
Costs and estimated earnings in excess of billings (Note 4)	1,537,999	3,866,389
Deferred income taxes (Note 11)	539,900	553,700
Total current assets	8,396,450	14,162,400

Maintenance and other inventory, net (Note 5)	464,985	571,193

Property and equipment, net (Note 6)	3,679,831	3,916,008

Investment in affiliate, at equity (Note 7)	435,321	408,722

Cash value of life insurance, net	88,947	293,383

Intangible assets	41,672	52,381

Goodwill	42,815	42,815

	$ 13,150,021	$ 19,446,902
Liabilities and Stockholders' Equity
Current liabilities:
Short-term borrowings (Note 8)	$ 144,000	$ 4,329,000
Current portion of long-term debt (Note 9)	220,054	206,227
Payables - trade	904,179	1,369,300
Accrued commissions	488,236	1,633,381
Other accrued expenses	390,152	864,304
Billings in excess of costs and estimated earnings (Note 4)	-	159,750
Accrued income taxes	-	53,315
Total current liabilities	2,146,621	8,615,277

Long-term debt (Note 9)	986,638	1,208,522

Payables - affiliate (Note 13)	775,716	561,504

Deferred income taxes (Note 11)	234,200	232,300

Minority stockholder's interest	418,723	396,929

Stockholders' Equity:
Common stock, $.025 par value, authorized 8,000,000 shares,
issued 3,236,362 and 3,146,715 shares	80,909	78,668
Paid-in capital	3,891,978	3,668,259
Retained earnings	5,508,205	5,566,826
	9,481,092	9,313,753
Treasury stock - 241,801 and 237,201 shares at cost	(892,969)	(881,383)
Total stockholders' equity	8,588,123	8,432,370

	$ 13,150,021	$ 19,446,902

See accompanying notes.

TAYLOR DEVICES, INC. AND SUBSIDIARY

Consolidated Statements of Income

For the years ended May 31,	2004	2003

Sales, net (Note 10)	$ 13,021,402	$ 13,872,315

Cost of goods sold	9,154,939	8,569,204

Gross profit	3,866,463	5,303,111

Selling, general and administrative expenses	3,894,487	4,516,023

Operating income (loss)	(28,024)	787,088

Other income (expense):
Rental income - affiliate (Note 13)	-
Interest, net	(152,540)	(314,475)
Miscellaneous	62,338	34,716
Total other income (expense)	(90,202)	(279,759)

Income (loss) before provision for income taxes, equity in
net income of affiliate and minority stockholder's interest	(118,226)	507,329

Provision for income taxes (benefit) (Note 11)	(54,800)	159,500

Income (loss) before equity in net income of affiliate
and minority stockholder's interest	(63,426)	347,829

Equity in net income of affiliate (Note 7)	26,599	27,098

Income (loss) before minority stockholder's interest	(36,827)	374,927

Minority stockholder's interest	(21,794)	(23,984)

Net income (loss)	$ (58,621)	$ 350,943

Basic and diluted earnings (loss) per common share (Note 12)	$ (0.02)	$ 0.12

See accompanying notes.

TAYLOR DEVICES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

For the years ended May 31, 2004 and 2003

	Common	Paid-In	Retained	Treasury
	Stock	Capital	Earnings	Stock

Balance, May 31, 2002	$ 76,724	$ 3,468,158	$ 5,215,883	$ (810,006)

Net income for the year ended May 31, 2003	-	-	350,943	-

Common stock issued for employee stock
purchase plan (Note 14)	1,944	200,101	-	-

Treasury stock acquired (Note 17)	-	-	-	(71,377)

Balance, May 31, 2003	78,668	3,668,259	5,566,826	(881,383)

Net loss for the year ended May 31, 2004	-	-	(58,621)	-

Common stock issued for employee stock
purchase plan (Note 14)	2,241	223,719	-	-

Treasury stock acquired (Note 17)	-	-	-	(11,586)

Balance, May 31, 2004	$ 80,909	$ 3,891,978	$ 5,508,205	$ (892,969)

See accompanying notes.

TAYLOR DEVICES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the years ended May 31,	2004	2003
Cash flows from operating activities:
Net income (loss)	$ (58,621)	$ 350,943
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	342,322	337,919
Gain on sale of equipment	-	(6,000)
Bad debts expense	-	102,000
Provision for inventory obsolescence	180,000	180,000
Equity in net income of affiliate	(26,599)	(27,098)
Gain on settlement of officer life insurance policies	(53,719)	-
Deferred income taxes	15,700	52,600
Minority stockholder's interest	21,794	23,984
Changes in other assets and liabilities:
Accounts receivable	2,779,919	(1,426,384)
Inventory	159,760	(126,701)
Prepaid expenses	(35,197)	191,204
Prepaid income taxes	(145,221)	243,933
Costs and estimated earnings in excess of billings	2,328,390	1,956,556
Payables - trade	(465,121)	(415,547)
Accrued commissions	(1,145,145)	489,662
Other accrued expenses	(474,152)	307,027
Billings in excess of costs and estimated earnings	(159,750)	(1,406,574)
Accrued income taxes	(53,315)	53,315
Net cash flows from operating activities	3,211,045	880,839
Cash flows from investing activities:
Decrease (Increase) in short-term investments	265,720	(4,265)
Net cash received from (paid to) trustee	(3,789)	44,933
Proceeds from sale of property and equipment	-	6,000
Proceeds from settlement of officer life insurance policies	263,398	-
Acquisition of property and equipment	(95,436)	(97,006)
Increase in cash value of life insurance	(5,243)	(13,219)
Net cash flows from (for) investing activities	424,650	(63,557)
Cash flows from financing activities:
Net short-term borrowings	(4,185,000)	(519,000)
Payments on long-term debt	(208,057)	(257,264)
Payables - affiliate, net	214,212	21,370
Proceeds from long-term debt	-	-
Proceeds from issuance of common stock	225,960	202,045
Acquisition of treasury stock	(11,586)	(71,377)
Net cash flows for financing activities	(3,964,471)	(624,226)

Net increase (decrease) in cash and cash equivalents	(328,776)	193,056
Cash and cash equivalents - beginning	417,166	224,110
Cash and cash equivalents - ending	$ 88,390	$ 417,166
See accompanying notes.

TAYLOR DEVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies:

Nature of Operations:

Taylor Devices, Inc. (the Company) is primarily engaged in the manufacture and sale of tension control, energy storage and shock absorption devices for use in various types of machinery, equipment and structures, primarily to customers which are located throughout the United States and several foreign countries.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its 58% owned subsidiary, Tayco Realty Corporation (Realty).  Minority stockholder's interest represents Tayco Developments, Inc.'s (Developments) 42% ownership interest in Realty.  All intercompany transactions and balances have been eliminated.

The Company's investment in its minority-owned affiliate, Developments, is reported on the equity method (see Note 7).

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Cash Equivalents and Short Term Investments:

The Company includes all highly liquid investments in money market funds and certificates of deposit with original maturities of three months or less in cash and cash equivalents on the accompanying balance sheets. Certificates of deposit with original maturities of over three months are considered short-term investments.

Cash and cash equivalents in financial institutions may exceed insured limits at various times during the year and subject the Company to concentrations of credit risk.

Accounts Receivable:

Accounts receivable are stated at an amount management expects to collect from outstanding balances.  Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts.  Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventory:

Inventory is stated at the lower of first-in, first-out cost or market.

Property and Equipment:

Property and equipment is stated at cost net of accumulated depreciation.  Deprecation is provided primarily using the straight-line method for financial reporting purposes, and accelerated methods for income tax reporting purposes.  Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Cash Value of Life Insurance:

Cash value of life insurance is stated at the surrender value of the contracts less outstanding policy loans.

Intangible Assets:

Intangible assets consist of financing costs associated with obtaining new financing and are capitalized and amortized over the repayment terms of the related debt obligations.

Goodwill:

Goodwill represents the excess of purchase price paid over fair value of net assets acquired.  Pursuant to current accounting standards, the Company assesses for the potential impairment of goodwill at least annually by determining whether its carrying amount exceeds its implied fair value. The Company completed its assessment of goodwill for the years ended May 31, 2004 and 2003 and did not record an impairment charge in either year.

Revenue Recognition:

Sales are recognized when units are delivered or services are performed.  Sales under fixed-price contracts are recorded as deliveries are made at the contract sales price of the units delivered.  Sales under certain fixed-price contracts requiring substantial performance over several periods prior to commencement of deliveries, are accounted for under the percentage-of-completion method of accounting whereby revenues are recognized based on estimates of completion prepared on a ratio of cost to total estimated cost basis.  Costs include all material and direct and indirect charges related to specific contracts.  Other expenses are charged to operations as incurred.

Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred on uncompleted contracts.  The asset, "costs and estimated earnings in excess of billings,"represents revenues recognized in excess of amounts billed.  The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

Shipping and Handling Costs:

Shipping and handling costs are classified as a component of cost of goods sold.

Income Taxes:

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable.  Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities.  Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Stock-Based Compensation:

The Company applies APB Opinion 25 Accounting for Stock Issued to Employees and related interpretations in accounting for its stock option plans.  Since the option price is the fair market value per share on the date the option is granted, no compensation cost has been recognized for its stock option plans.

Had compensation cost for the stock options plans been determined based on the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the proforma amounts indicated below:

4158:
	2004	2003
Net income (loss):
As reported	$ (58,621)	$ 350,943
Pro forma	$ (102,988)	$ 299,981
Basic and diluted earnings (loss) per
common share:
As reported	$(.02)	$.12
Pro forma	$(.03)	$.10

Reclassifications:

The 2003 financial statements have been reclassified to conform with the presentation adopted for 2004.

2.  Accounts Receivable:

	2004	2003
Customers	$ 1,199,271	$ 3,850,576
Customers' retention	315,783	444,896
Other	2,000	1,500
	1,517,054	4,296,972
Less allowance for doubtful
accounts	77,000	77,000
	$ 1,440,054	$ 4,219,972

3.  Inventory:

	2004	2003
Raw materials	$ 291,282	$ 314,874
Work-in-process	3,946,068	3,970,202
Finished goods	323,405	509,232
	$ 4,560,755	$ 4,794,308

4.  Costs and Estimated Earnings on Uncompleted Contracts:

	2004	2003
Costs incurred on uncompleted
contracts	$ 1,459,475	$ 6,615,975
Estimated earnings	1,309,545	4,068,025
	2,769,020	10,684,000
Less billings to date	1,231,021	6,977,361
	$ 1,537,999	$ 3,706,639

Amounts are included in the accompanying balance sheets under the following captions:

	2004	2003
Costs and estimated earnings in
excess of billings	$ 1,537,999	$ 3,866,389
Billings in excess of costs and
estimated earnings	-	(159,750)
	$ 1,537,999	$ 3,706,639

5.  Maintenance and Other Inventory:

	2004	2003
Maintenance and other inventory	$ 1,551,985	$ 1,571,193
Allowance for obsolescence	(1,087,000)	(1,000,000)
	$ 464,985	$ 571,193

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months.  This stock represents certain items that the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering.

This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence.  Therefore, management of the Company has recorded an allowance for potential inventory obsolescence.

The provision for potential inventory obsolescence was $180,000 for each of the years ended May 31, 2004 and 2003.

6.  Property and Equipment:

	2004	2003
Land	$ 141,483	$ 141,483
Buildings and improvements	3,762,738	3,751,018
Machinery and equipment	3,933,125	3,861,648
Office furniture and equipment	486,612	474,373
Autos and trucks	86,625	86,625
	8,410,583	8,315,147
Less accumulated depreciation	4,730,752	4,399,139
	$ 3,679,831	$ 3,916,008

Depreciation expense was $331,613 and $329,519 for the years ended May 31, 2004 and 2003.

The following is a summary of property and equipment included above which is held under capital leases:

	2004	2003
Buildings and improvements	$ 806,707	$ 806,707
Machinery and equipment	722,915	722,915
Office furniture and equipment	102,985	102,985
	1,632,607	1,632,607
Less accumulated amortization	846,045	767,741
	$ 785,562	$ 864,866

Minimum future lease payments under capital leases as of May 31, 2004 for each of the next five years and in the aggregate are included in long-term debt (see Note 9).

Amortization of property and equipment under the capital leases included in depreciation expense is $78,304 and $79,865 for the years ended May 31, 2004 and 2003.

7.  Investment in Affiliate:

Investment in affiliate consists of the Company's 23% ownership interest in common shares of Developments acquired at a cost of $85,619, plus the Company's cumulative equity in the net income of Developments of $349,702 and $323,103 through the years ended May 31, 2004 and 2003.  The quoted market value of the Company's common shares of Developments at May 31, 2004 and 2003 was $422,386 and $439,510.

8.  Short-Term Borrowings:

The Company has available a $7,500,000 bank demand line of credit with interest payable at the Company's option of 30, 60 or 90 day LIBOR rate plus 2.25% or the bank's prime rate less ..25%.  The line is secured by accounts receivable, equipment, inventory, and general intangibles.  This line of credit is subject to the usual terms and conditions applied by the bank, and is subject to renewal annually.  The amount outstanding under this line at May 31, 2004 was $144,000, all of which was payable at the bank's prime rate less .25% (3.75% at May 31, 2004).  The total amount outstanding at May 31, 2003 was $4,329,000.

The Company uses a cash management facility under which the bank draws against the available line of credit to cover checks presented for payment on a daily basis.  Outstanding checks under this arrangement totaled $33,666 and $68,639 as of May 31, 2004 and 2003.  These amounts are included in accounts payable.

9.  Long-Term Debt:

	2004	2003
Bank term note, monthly payments of
$13,713 including interest at 7.19%, secured by substantially all assets of the Company, with the
remaining unpaid principal balance
payable in October 2008.	$ 622,879	$ 737,300
Industrial Revenue Development
Bonds, annual principal payments
ranging from $25,000 to $150,000
through June 2009 plus interest at
variable rates based on the highest
rated short-term, federally tax
exempt obligations (1.15% at May
31, 2004).	205,000	230,000
Bank mortgage note, monthly
principal payments of $1,444 plus
interest at the bank's prime rate
plus 1% (5 % at May 31, 2004),
secured by related property, with
the remaining unpaid principal
balance payable in June 2008.	73,667	91,001
Bank mortgage, monthly principal
payments of $2,222 plus interest at
the bank's prime rate plus 1%
(5 % at May 31, 2004), secured
by substantially all assets of the
Company, due February 2013.	233,334	260,000
Capital lease, monthly payments of
$2,291 including interest at 7.51%,
secured by related assets.	71,812	96,448
	1,206,692	1,414,749
Less current portion	220,054	206,227
	$ 986,638	$1,208,522

In November 1994, the Company entered into a capital lease agreement with the Niagara County Industrial Development Agency (NCIDA) to finance certain construction costs for additions to its manufacturing/ testing facilities and for the acquisition of machinery and equipment.  To finance the project, NCIDA authorized the sale of its Industrial Revenue Development Bonds, in the aggregate principal amount of $1,250,000, under a trust indenture with a bank as trustee.  The capital lease obligation is secured by a first mortgage on real estate, project machinery and equipment, and guaranteed by an irrevocable bank letter of credit in the amount of $205,000 as of May 31, 2004.

As of May 31, 2004, $25,265 of funds were held by a trustee, representing an interest-bearing tax-free money fund restricted for principal reduction payments of the Industrial Revenue Development Bond during fiscal year ending May 31, 2005.

The term note and mortgage note are subject to restrictive covenants relating to net working capital, tangible net worth, capital expenditures and interest coverage ratio.  At May 31, 2004, the Company did not meet the requirement of the interest coverage ratio.  The bank waived the requirement on August 4, 2004.

The aggregate maturities of long-term debt subsequent to May 31, 2004 are:

2005	$ 220,054
2006	230,965
2007	240,885
2008	232,166
2009	137,622
Thereafter	145,000
$ 1,206,692

10.  Sales:

Sales to two customers approximated 24% (11% and 13%, individually) of net sales for 2003.

11.  Income Taxes:

	2004	2003
Current tax provision (benefit):
Federal	$ (73,200)	$ 98,200
State	2,700	8,700
	(70,500)	106,900
Deferred tax provision:
Federal	14,700	47,500
State	1,000	5,100
	15,700	52,600
	$ (54,800)	$ 159,500

A reconciliation of provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:
	2004	2003
Computed tax provision (benefit)
at the expected statutory rate	$ (40,200)	$173,600
Effect of graduated Federal rates on
subsidiary income	(7,000)	(11,600)
State income tax - net of Federal
tax benefit	1,800	5,700
Tax effect of permanent differences:
Equity in net income of affiliate	(9,000)	(9,200)
Other permanent differences	(4,200)	-
Other	3,800	1,000
	$ (54,800)	$ 159,500

Significant components of the Company's deferred tax assets and liabilities consist of the following:

5342:
	2004	2003
Deferred tax assets:
Allowance for doubtful receivables	$ 27,400	$ 28,000
Tax inventory adjustment	66,600	47,300
Allowance for obsolete inventory	387,500	363,100
Accrued vacation	32,000	35,200
Warranty reserve	23,000	29,000
Net operating loss carryover	3,400	-
Accrued losses on long-term
contracts	-	51,100
	539,900	553,700
Deferred tax liabilities:
Excess tax depreciation	(234,200)	(232,300)
Net deferred tax assets	$305,700	$321,400

Income on undistributed earnings from affiliates and subsidiary are considered to be permanently reinvested, and therefore no provision for deferred income taxes has been recorded.

The Company and its subsidiary file separate Federal and State income tax returns.  As of May 31, 2004, the Company had State investment tax credit carryforwards of approximately $175,000 expiring through May 2013.

12.  Earnings Per Common Share:

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period.  Diluted earnings per common share reflects the weighted-average common shares outstanding and dilutive potential common shares, such as stock options.

A reconciliation of weighted-average common shares outstanding to weighted-average common shares outstanding assuming dilution is as follows:

	2004	2003
Average common shares
outstanding	2,961,360	2,857,569
Common shares issuable under
stock option plans	-	-
Average common shares
outstanding assuming dilution	2,961,360	2,857,569

13.  Related Party Transactions:

Included in cost of sales are research and development expenses charged by Developments for services performed by its research engineers in the amount of $301,921 and $400,910 for the years ended May 31, 2004 and 2003.

Included in selling, general and administrative expenses is royalty expense charged by Developments for the use of patents in the Company's manufacturing operations in the amount of $321,789 and $125,030 for the years ended May 31, 2004 and 2003.

Included in interest expense for the year ended May 31, 2004, is $26,300 charged by Developments for non-current liabilities.  The interest was calculated using the average balance owed to Developments during each fiscal quarter at a rate equal to the prevailing prime rate less .25%.  Subsequent to May 31, 2004, the Company issued an unsecured promissory note payable to Developments for $775,716, the outstanding balance at May 31, 2004.  Interest, at 5% per year, is payable monthly through June 2005, when any unpaid principal is due.

The Company leases certain office and laboratory facilities to Developments for a current annual rental of $12,000.

14.  Employee Stock Purchase Plan:

The Company has reserved 135,000 shares of common stock for issuance pursuant to a non-qualified employee stock purchase plan.  Participation in the employee stock purchase plan is voluntary for all employees of the Company.  Purchase of common shares can be made by employee contributions through payroll deductions with a discretionary matching contribution by the Company of a specified percentage of the employees' contributions based on length of employment with the Company.  At the end of each calendar quarter, the employer/employee contributions will be applied to the purchase of common shares at fair market value which are then held in the name of the Company as custodian for the employees' shares.  These shares are distributed to the employees at the end of each calendar quarter or upon withdrawal from the plan.  During the years ended May 31, 2004 and 2003, 89,647 ($2.25 to $2.66 price per share) and, 77,757 ($2.17 to $3.98 price per share) common shares, respectively, were issued to employees. In March 2004, the Company reserved an additional 295,000 shares of common stock for issuance pursuant to this plan.  As of May 31, 2004, 278,357 shares were reserved for further issue.  The amount of Company matching expense was $66,289 and $65,326 for the years ended May 31, 2004 and 2003.

15.  Stock Option Plans:

In 2001, the Company adopted both a nonqualified and incentive stock option plan.  The incentive stock option plan qualifies for preferential treatment under the Internal Revenue Code.  Under these plans, 135,000 shares of common stock have been reserved for grant to key employees and directors of the Company and 76,500 shares have been granted as of May 31, 2004. Under both plans the option price may not be less than the fair market value of the stock at the time the options are granted. Options expire ten years from the date of grant.  Options granted under the Company's previous nonqualified and incentive stock option plans expire five to ten years from the date of grant and are exercisable over the period stated in each option.

The Company has adopted the disclosure method of SFAS No. 123 Accounting for Stock-Based Compensation.  Using the Black-Scholes option valuation model, the estimated fair value of each option granted under the plan was $2.37 and $1.81 during 2004 and $2.00 and $3.65 during 2003.  Principal assumptions used in applying the Black-Scholes model to options at date of grant were as follows:

	2004	2003
Risk-free interest rate	4.75%	3.625%
Expected life in years	10	10
Expected volatility	76% and 73%	82% and 86%
Expected dividend yield	0%	0%

The following is a summary of stock option activity:

	2004	2003
Outstanding, beginning of year	119,026	100,776
Options granted	35,250	33,250
Options expired	-	(15,000)
Outstanding, end of year (at prices
ranging from $2.06 to $5.75 per
share)	154,276	119,026

There were no options exercised in the years ended May 31, 2004 and 2003.

The following table summarizes information about stock options outstanding at May 31, 2004:

	Outstanding and Exercisable
Range of	Number	Weighted Average	Weighted
Exercise	of	Remaining Years	Average
Prices	Options	of Contractual Life	Exercise Price
$2.00-$3.00	83,250	8.3	$2.42
$3.01-$4.00	31,776	6.0	$3.47
$4.01-$5.00	8,250	8.2	$4.26
$5.01-$6.00	31,000	6.9	$5.71
$2.00-$6.00	154,276	7.5	$3.39

The following table summarizes information about stock options outstanding at May 31, 2003:

	Outstanding and Exercisable
Range of	Number	Weighted Average	Weighted
Exercise	of	Remaining Years	Average
Prices	Options	of Contractual Life	Exercise Price

$2.00-$3.00	48,000	8.2	$2.40
$3.01-$4.00	31,776	7.0	$3.47
$4.01-$5.00	8,250	9.2	$4.26
$5.01-$6.00	31,000	7.9	$5.71
$2.00-$6.00	119,026	7.9	$3.38

16.  Preferred Stock:

The Company has 2,000,000 authorized but unissued shares of preferred stock which may be issued in series.  The shares of each series shall have such rights, preferences, and limitations as shall be fixed by the Board of Directors.

17.  Treasury Stock:

The Company purchased 4,600 shares of its common stock for a total of $11,586 including brokerage fees (purchase prices ranging from $2.40 to $2.50 per share) during the year ended May 31, 2004.

The Company purchased 29,800 shares of its common stock for a total of $71,377 including brokerage fees (purchase prices ranging from $2.02 to $2.50 per share) during the year ended May 31, 2003.

18.  Retirement Plan:

The Company maintains a retirement plan for essentially all full-time employees pursuant to Section 401(k) of the Internal Revenue Code.  The Company matches 1% of employee voluntary salary deferrals up to a maximum of 10% of each participant's eligible compensation.  The Company may also make discretionary contributions as determined annually by the Company's Board of Directors.  The amount expensed under the plan was $14,267 and $12,965 for the years ended May 31, 2004 and 2003.

19.  Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, restricted funds held by trustee, accounts receivable, accounts payable, accrued liabilities, and short-term borrowings approximate fair value because of the short maturity of these instruments.

The carrying amount of long-term debt approximates fair value because the interest rates on these instruments fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

20.  Cash Flows Information:

	2004	2003

Interest paid	$ 163,314	$ 11,833

Income taxes paid (refunded)	$ 128,036	$ (190,348)